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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)*


                                SYMANTEC CORP.
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                               (Name of Issuer)


                                 COMMON STOCK
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                        (Title of Class of Securities)


                                   871503108
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 871503108                   13G                  Page 2 of 13 Pages
                                                               ---  ----

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1 NAME OF REPORTING PERSON                             Husic Capital Management
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / /

                                                                    (b)   / /

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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION         California

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NUMBER OF        5 SOLE VOTING POWER                 0
SHARES           -------------------------------------------------------------
BENEFICIALLY     6 SHARED VOTING POWER               0
OWNED BY         -------------------------------------------------------------
EACH             7 SOLE DISPOSITIVE POWER            0
REPORTING        -------------------------------------------------------------
PERSON           8 SHARED DISPOSITIVE POWER          0
WITH             -------------------------------------------------------------

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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     0

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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    .0%

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                   *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 871503108                   13G                  Page 3 of 13 Pages
                                                               ---  ----
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12 TYPE OF REPORTING PERSON*       PN, IA

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1 NAME OF REPORTING PERSON                              Frank J. Husic and Co.
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / /

                                                                    (b)   / /

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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION               California

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NUMBER OF         5 SOLE VOTING POWER                 0
SHARES            ------------------------------------------------------------
BENEFICIALLY      6 SHARED VOTING POWER               0
OWNED BY          ------------------------------------------------------------
EACH              7 SOLE DISPOSITIVE POWER            0
REPORTING         ------------------------------------------------------------
PERSON            8 SHARED DISPOSITIVE POWER          0
WITH
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0

-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
                   *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 871503108                   13G                  Page 4 of 13 Pages
                                                               ---  ----

-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    .0%

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12 TYPE OF REPORTING PERSON*       CO, HC

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1 NAME OF REPORTING PERSON                              Frank J. Husic
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / /

                                                                    (b)   / /

-------------------------------------------------------------------------------
3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION               U.S.A.

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NUMBER OF         5 SOLE VOTING POWER                 0
SHARES            ------------------------------------------------------------
BENEFICIALLY      6 SHARED VOTING POWER               0
OWNED BY          ------------------------------------------------------------
EACH              7 SOLE DISPOSITIVE POWER            0
REPORTING         ------------------------------------------------------------
PERSON            8 SHARED DISPOSITIVE POWER          0
WITH
-------------------------------------------------------------------------------
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     0

-------------------------------------------------------------------------------

                   *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 871503108                   13G                  Page 5 of 13 Pages
                                                               ---  ----

-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    .0%

-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*       IN, HC

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Item 1.

      (a) NAME OF ISSUER:  SYMANTEC CORP.

      (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          10201 Torre Avenue
          Cupertino, CA  95014


Item 2.

     (a) NAME OF PERSON FILING: This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank
J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

     IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a
Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to

                   *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 871503108                   13G                  Page 6 of 13 Pages
                                                               ---  ----


item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting
Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting
Person.

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
         RESIDENCE:

         IA's Principal Business Office is located at:

         555 California Street, Suite 2900, San Francisco,
         CA 94104

         Corporate G.P.'s Principal Business Office is located at:

         555 California Street, Suite 2900, San Francisco,
         CA 94104

         Shareholder's Principal Business Office is located at:

         555 California Street, Suite 2900, San Francisco,
         CA 94104

     (c) CITIZENSHIP:

         IA is a California limited partnership.

         Corporate G.P. is a California corporation.

         Shareholder is a United States citizen.

     (d) TITLE OF CLASS OF SECURITIES:

         Common Stock

     (e) CUSIP NUMBER:

         871503108


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
         OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

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CUSIP NO. 871503108                   13G                  Page 7 of 13 Pages
                                                               ---  ----

     (a) / /  Broker or Dealer registered under Section 15 of the Act

     (b) / /  Bank as defined in section 3(a)(6) of the Act

     (c) / /  Insurance Company as defined in section 3(a)(19) of the act

     (d) / / Investment Company registered under section 8 of the Investment Company Act

     (e) /*/ Investment Adviser registered under section 203 of the Investment Advisers Act
                       [IA]
     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g) /*/  Parent Holding Company, in accordance with
              Section 240.13d-1(b)(ii)(G) (Note: See Item 7)
                      [Corporate G.P.]
                      [Shareholder]

     (h) / /  Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)


ITEM 4.  OWNERSHIP

     (a) AMOUNT BENEFICIALLY OWNED: Reporting Persons each directly or indirectly beneficially own 0 shares of Common Stock. IA's beneficial ownership is direct and Corporate G.P.'s and Shareholder's beneficial ownership is indirect.

     (b) PERCENT OF CLASS:   .0%

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i) sole power to vote or to direct the vote:  0

        (ii) shared power to vote or to direct the vote:

               IA, Corporate G.P. and Shareholder share the power to vote 0 shares. No other person has the power to vote such shares.

               In addition, IA, Corporate G.P. and
               Shareholder share with the investment


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CUSIP NO. 871503108                   13G                  Page 8 of 13 Pages
                                                               ---  ----


               advisory clients of IA the power to vote 0 shares.

               IA, Corporate G.P. and Shareholder have
               no power to vote 0 shares for which they have dispositive power.

     (iii) sole power to dispose or to direct the disposition of:  0

      (iv) shared power to dispose or to direct the disposition of:

               IA, Corporate G.P. and Shareholder share with each other the power to dispose all 0 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Ceases to be beneficial owner of 5% or more of the outstanding shares.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.


ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY

         Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.


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CUSIP NO. 871503108                   13G                  Page 9 of 13 Pages
                                                               ---  ----

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.


ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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CUSIP NO. 871503108                   13G                  Page 10 of 13 Pages
                                                               ----  ----



                                  SIGNATURE

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 1996

Dated:  February 12, 1996

                                        HUSIC CAPITAL MANAGEMENT

                                        By:   Frank J. Husic and Co.
                                        Its:   General Partner


                                        By:  /s/ Frank J. Husic
                                        -----------------------
                                        Frank J. Husic
                                        President



                                        FRANK J. HUSIC AND CO.


                                        By: /s/ Frank J. Husic
                                        -----------------------
                                        Frank J. Husic
                                        President


                                        By: /s/ Frank J. Husic
                                        -----------------------
                                        Frank J. Husic


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CUSIP NO. 871503108                   13G                  Page 11 of 13 Pages
                                                               ----  ----

                                   EXHIBITS

EXHIBIT A   Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B   Identification and Classification of Subsidiary Which
            Acquired Security Being Reported On By the Parent
            Holding Company


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CUSIP NO. 871503108                   13G                  Page 12 of 13 Pages
                                                               ----  ----


                                   EXHIBIT A

     STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of SYMANTEC CORP. may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

January 31, 1996

Dated:  February 12, 1996


                                        HUSIC CAPITAL MANAGEMENT

                                        By:   Frank J. Husic and Co.
                                        Its:   General Partner


                                        By:  /s/ Frank J. Husic
                                        -----------------------
                                        Frank J. Husic
                                        President



                                        FRANK J. HUSIC AND CO.


                                        By: /s/ Frank J. Husic
                                        -----------------------
                                        Frank J. Husic
                                        President


                                        By: /s/ Frank J. Husic
                                        -----------------------
                                        Frank J. Husic


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CUSIP NO. 871503108                   13G                  Page 13 of 13 Pages
                                                               ----  ----


                                   EXHIBIT B

                       IDENTIFICATION AND CLASSIFICATION OF
                     SUBSIDIARY WHICH ACQUIRED SECURITY BEING
                    REPORTED ON BY THE PARENT HOLDING COMPANIES



     IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Pursuant to Rule 13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, as amended, a parent holding company may file a statement on Schedule 13G. Under a series of SEC no-action letters, including the letter issued to WARREN BUFFET AND BERKSHIRE HATHAWAY, INC. (available December 5, 1986), the SEC allowed individuals to file Schedule 13G, if such individuals controlled corporations that either were eligible to file Schedule 13G or directly or indirectly controlled entities eligible to file Schedule 13G reports. As an individual and an entity, respectively, ultimately controlling an entity qualified to file Schedule 13G, Shareholder and Corporate G.P. should be treated as "parent holding companies" and given the benefit of the Schedule 13G reporting regime to report their indirect beneficial ownership in such shares.